Exhibit 4.4

PROMISSORY NOTE

Maximum Principal Sum: $6,500,000,000.00	February 18, 2005

      FOR VALUE RECEIVED, the undersigned, Cellco Partnership, a Delaware general partnership (herein “Borrower”) hereby promises to pay to the order of Verizon Global Funding Corp., a Delaware corporation (herein “Lender”), in same day funds in lawful money of the United States at its offices at 3900 Washington Street, 2nd Floor, Wilmington, Delaware 19802 or such other place as Lender may from time to time designate, the principal sum of Six Billion Five Hundred Million Dollars ($6,500,000,000.00) (the “Maximum Principal Sum”), or such lesser amount as shall equal the aggregate unpaid principal amount of the loans made by Lender to Borrower, on February 22, 2008 together with interest thereon from the date borrowed until paid in full.

      As more fully described below, the principal amount of this Promissory Note that shall be outstanding from time to time shall bear interest until paid in full at a rate per annum equal to One-Month LIBOR plus a spread of 20 basis points as in effect for each interest period. One-Month LIBOR will be the offered rate for deposits in U.S. dollars having a one-month maturity on the first Business Day of each calendar month as such rate appears on the Bloomberg Professional service maintained by Bloomberg L.P. as of 11 a.m. London time on the determination date, or on such other computer service or publication of national standing as may be chosen by Lender from time to time. The initial interest rate in effect for borrowings from the day and year first above written to March 1, 2005 shall be 2.84% . The interest rate shall be adjusted on the first Business Day of each month (which, for purposes of this Promissory Note, shall mean a day of the year on which banks are not required or authorized by law to close in the State of New York, and on which dealings are carried on in the London interbank market). Interest shall be computed based on the average daily balance of all amounts borrowed hereunder during a calendar month, on the basis of a 360-day year for the actual number of days elapsed. Interest shall be due, owing and payable on the first business day of each month with respect to the interest accrued and not previously paid during the prior month, and upon payment in full of the outstanding principal balance of this Promissory Note. If a date on which any payment of principal or interest hereunder is required to be made is a Legal Holiday (which for purposes of this Promissory Note shall mean a Saturday, Sunday or day on which banking institutions in the State of New York are not required to be open), then such payment may be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period with respect to such payment.

      Borrower may borrow, repay and reborrow hereunder in amounts which do not, in the aggregate outstanding at any time, exceed the Maximum Principal Sum, and shall have the right at any time and from time to time to prepay the unpaid principal sum hereunder, plus all interest accrued thereon plus all other sums due and payable to Lender or to terminate its commitments hereunder, in whole or in part, without premium or penalty, upon at least one Business Day’s notice; provided, however, that:

(a)	Borrower shall provide Lender with at least:

	(i)	two Business Days prior written notice of its intention to increase the amount then currently outstanding under this Promissory Note by an amount of at least Five Hundred Million Dollars ($500,000,000.00) but less than One Billion Dollars ($1,000,000,000.00) on any single Business Day and the date on which such borrowing is anticipated to occur, and

	(ii)	five Business Days prior written notice of its intention to increase the amount then currently outstanding under this Promissory Note by an amount of at least One Billion Dollars ($1,000,000,000.00) on any single Business Day and the date on which such borrowing is anticipated to occur; and

(b)	Borrower shall provide Lender with a copy of a resolution of the Board of Representatives of Borrower authorizing the Borrower to execute and deliver this Promissory Note prior to the initial borrowing by Borrower hereunder.

The occurrence of one or more of any of the following shall constitute an “Event of Default” hereunder:

(a)	Borrower fails to pay interest on this Promissory Note for five days after payment is due;

(b)	Borrower fails to comply with any covenant or other agreement specified in this Promissory Note within five days following written notice by Lender (which shall state that such notice is a “Notice of Default,” specify the nature of the Event of Default and demand that it be remedied), except as otherwise specifically provided in this Promissory Note;

(c)	An Event of Default shall exist and be continuing under either of: (a) that certain Master Promissory Note dated February 1, 1998 executed by Borrower in favor of Lender (then known as Bell Atlantic Financial Services Inc.) or any successor note thereto, or (b) that certain Promissory Note dated October 8, 1999 originally made by GTE Consumer Services Incorporated in favor of GTE Corporation and sold by GTE Corporation to Lender as of November 29, 2002 in the original principal amount of $2,474,153,219.92 or any successor note thereto;

(d)	Verizon Communications Inc. or any subsidiary thereof, shall cease to be the managing general partner of Borrower;

(e)	Borrower shall apply for or consent to the appointment of a receiver, trustee or liquidator of itself or any of its property, admit in writing its inability to pay its debts as they mature, make a general assignment for the benefit of creditors, be adjudicated a bankrupt, insolvent or file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or if action shall be taken by Borrower for the purposes of effecting any of the foregoing; or

(f)	Any order, judgment or decree shall be entered by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower or all or a substantial part of the assets of Borrower, or appointing a receiver, trustee or liquidator of Borrower or any of its property, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) days.

     Upon the occurrence of any Event of Default, then the entire unpaid principal sum hereunder plus all interest accrued thereon plus all other sums due and payable to Lender shall, at the option of Lender, become due and payable immediately without presentment, demand, notice of nonpayment, protest, notice of protest or other notice of dishonor, all of which are hereby expressly waived by Borrower. In addition to the foregoing, upon the occurrence of any Event of Default, Lender may forthwith exercise singly, concurrently, successively or otherwise any and all rights and remedies available to Lender by law, equity, statute or otherwise. Borrower hereby waives presentment, demand, notice of nonpayment, protest, notice of protest or other notice of dishonor, and any and all other notices in connection with any default in the payment of, or any enforcement of the payment of, all amounts due hereunder. To the extent permitted by law, Borrower waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect. Borrower further waives and releases all errors, defects and imperfections in any proceedings instituted by Lender.

      Following the occurrence of any Event of Default, Borrower shall pay upon demand all costs and expenses (including reasonable attorneys’ fees) incurred by Lender in the exercise of any of its rights, remedies or powers hereunder with respect to such Event of Default, and any amount thereof not paid promptly following demand therefor shall be added to the principal sum hereunder and shall bear interest at the rate set forth herein, plus one percent (1%), from the date of such demand until paid in full.

     In the event that for any reason one or more of the provisions of this Promissory Note or their application to any entity or circumstances shall be held to be invalid, illegal or unenforceable in any respect or to any extent, such provisions shall nevertheless remain valid, legal and enforceable in all such other respects and to such extent as may be permissible. In addition, any such invalidity, illegality or unenforceability shall not affect any other provisions of this Promissory Note, but this Promissory Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

      Borrower covenants that it will not consolidate with, or merge into, or be merged into, or transfer all or substantially all of its properties and assets to, any person unless the person is a general partnership or corporation; such general partnership or corporation assumes all the obligations of Borrower under this Promissory Note; and after giving effect thereto, no Event of Default or event which, after notice or the passage of time, or both, would constitute an Event of Default, shall have occurred and be continuing. Following such a merger or transfer, the surviving or transferee general partnership or corporation shall be the successor Borrower, and the predecessor Borrower shall be relieved of all obligations under this Promissory Note. Failure by Borrower to observe and perform this covenant shall be an immediate Event of Default under this Promissory Note.

     All notices and other communications provided for or given or made hereunder shall be personally delivered or sent by overnight carrier or by facsimile transmission, and, if to Lender, addressed to 3900 Washington Street, Wilmington, Delaware 19802, Attention: President (facsimile 302-761-4228 or 302-761-4229), and if to Borrower, addressed to 180 Washington Valley Road, Bedminster, New Jersey 07921, Attention: Vice President and Chief Financial Officer (facsimile (908) 306-7712), or to such other address or facsimile number with respect to either party as such party shall notify the other in writing from time to time. All notices and other communications so given shall be deemed to be effective upon receipt.

      This Promissory Note inures to the benefit of Lender and binds Borrower, and their respective successor and assigns, and the words “Lender” and “Borrower” whenever occurring herein shall be deemed and construed to include such respective successors and assigns. This Promissory Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws provisions thereof.

      IN WITNESS WHEREOF, Borrower, with full power and authority to do so, has executed this Promissory Note the day and year first written above.

CELLCO PARTNERSHIP

By:	/s/ John Townsend

	Name:	John Townsend
	Title:	VP and CFO

Accepted and agreed to as of the day and year first above written.

VERIZON GLOBAL FUNDING CORP.

By:	/s/ Janet M. Garrity

	Name:	Janet M. Garrity
	Title:	President and Treasurer